

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 30, 2017

<u>VIA E-MAIL</u>
Michael T. Kirshbaum
Chief Financial Officer
The Advisory Board Company
2445 M Street, N.W.
Washington, DC 20037

> **Re: The Advisory Board Company**
> **Form 10-K**
> **Filed March 16, 2017**
> **Form 8-K**
> **Filed March 1, 2017**
> **File No. 000-33283**

Dear Mr. Kirshbaum:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities